EXHIBIT 21.1
LIST OF SUBSIDIARIES AND THEIR COUNTRY OR STATE OF INCORPORATION/ORGANIZATION

	State/Country of	Percentage of Voting
	Incorporation or	Securities Owned by
Name of Subsidiary	Organization	Immediate Parent

Hampshire Designers Inc.	Delaware	100%
Keynote Services, Limited	Hong Kong	100%
Item-Eyes, Inc.	Delaware	100%
SB Corporation	Delaware	100%
Hampshire Sub, Inc. (formerly Shane Hunter, Inc.)	Delaware	100%
Marisa Christina, Inc.	Delaware	100%
Marisa Christina Apparel, Inc.	Delaware	100%
C.M. Marisa Christina (H. K.), Limited	Hong Kong	100%